State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 08/25/2005
FILED 11:30 AM 08/25/2005
SRV 050702306 - 3524165 FILE

CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES A PREFERRED STOCK

OF

ENCORE CLEAN ENERGY, INC.

The first series of preferred stock (the "Preferred Stock") of ENCORE CLEAN ENERGY, INC. (the "Corporation" or "Company") shall be designated Series A Convertible Preferred Stock (the "Series A Preferred") and shall consist of Three-Hundred Thousand (300,000) shares. The Series A Preferred shall have the rights, preferences, privileges and restrictions set forth in this Certificate of Designation. It is anticipated that the following Certificate Of Designation Of Rights, Preferences And Privileges Of Series A Preferred Stock will be filed as an amendment adding Section 4.5 to Article 4 of the Company's Articles of Incorporation and it therefore numbered accordingly. The Company reserves the right to re-number the sections if it deems appropriate.

Section 4.5.1. Dividends

The holders of Series A Preferred shall be entitled to receive, when and as declared by the Board of Directors, out of the funds of the Corporation legally available therefore, dividends at the same rate as holders of the holders of Common Stock as if this Series A Preferred Stock has been converted into Common Stock, payable on par with the payment of any dividend on Common Stock. Such dividends shall not be cumulative and no right to such dividends shall accrue to the holders of Series A Preferred unless declared by the Board of Directors. The holders of Series A Preferred shall not be entitled to receive any dividends thereon other than dividends referred to in this section. No dividends or other distributions shall be made with respect to the Common Stock, other than dividends payable solely in Common Stock, until dividends on the Series A Preferred have been declared and paid or set apart.

For purposes of this Certificate of Designation, unless the context otherwise requires, a "distribution" shall mean the transfer of cash or other property without consideration, whether by way of dividend or otherwise, payable other than in Common Stock, or the purchase or redemption of shares of the Corporation (other than repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase) for cash or property.

Section 4.5.2. Redemption

The Series A Preferred shall not be redeemable except with the consent of the holder of the Series A Preferred stock to be redeemed. Any offer by the Company to redeem any Series A Preferred stock shall be made pro-rata to holders of record of all Series A Preferred if there be more than one holder or record.

Section 4.5.3. Liquidation

In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, distributions to the shareholders of the Corporation shall be made in the following manner:

(a) Preferred Stock. The holders of the Series A Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount equal to US$0.50 per share for each share of Series A Preferred then held by each holder of Series A Preferred, adjusted for any combinations, consolidations, or stock distributions or stock dividends with respect to such shares and, in addition, an amount equal to all declared but unpaid dividends per share on the Series A Preferred (the "Series A Liquidation Amount"). If the assets and funds thus distributed among the holders of the Series A Preferred shall be insufficient to permit the payment to such holders of the full preferential amount to which they are entitled pursuant to this Section 3(a), then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred in a manner such that the amount distributed to each holder of Series A Preferred shall equal the amount obtained by multiplying the entire assets and funds of the Corporation legally available for distribution hereunder by a fraction, the numerator of which shall be the product obtained by multiplying the number of shares of Series A Preferred then held by the holder by the Series A Liquidation Amount and the denominator of which shall be the product obtained by multiplying the total then outstanding number of shares of Series A Preferred by the Series A Liquidation Amount. The holders of the Series A Preferred shall not be entitled to receive any distribution upon liquidation, dissolution or winding up of the affairs of the Corporation other than the amounts referred to in this Section 3, unless otherwise hereafter provided by the Board of Directors of the Corporation in designating a particular series of Preferred Stock.

(b) Common Stock. After payment has been made to the holders of Series A Preferred of the full amounts to which they shall be entitled as set forth in Section 4.5.3(a) above, and any other distribution that may be required with respect to any series of Preferred Stock that may from time to time hereafter come into existence, then the remaining assets of the Corporation legally available for distribution to shareholders shall be shared by and distributed pro rata to the holders of Common Stock, based on the number of shares of Common Stock then held by each such holder. Nothing in this Section 3 shall affect the rights of the holders of Preferred Stock to convert such shares into shares of Common Stock at any time.

(c) Mergers. For purposes of this Section 4.5.3, a merger or consolidation of the Corporation with or into any other corporation or corporations, or the merger of any other corporation or corporations into the Corporation, in which consolidation or merger the shareholders of the Corporation receive distributions in cash or securities of another corporation or corporations as a result of such consolidation or merger, or a sale of all or substantially all of the assets of the Corporation, shall be treated as a liquidation, dissolution

or winding up of the Corporation, unless the shareholders of the Corporation receive in such consolidation, merger or sale of assets more than 50% of the voting equity securities of the successor or surviving corporation.

(d) Repurchase of Certain Shares of Common Stock. Notwithstanding Sections 4.5.3(a) through (c) hereof, the Corporation may at any time, out of funds legally available therefor, repurchase shares of Common Stock of the Corporation issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services, pursuant to any agreement providing for such right of repurchase, whether or not all declared dividends on the Preferred Stock shall have been paid or funds have been set aside therefore.

Section 4.5.4. Conversion

The holders of Series A Preferred shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Subject to Section 4.5.4(b) below, each share of Series A Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for Series A Preferred, into five (5) fully paid and non-assessable share of Common Stock (the "Conversion Amount") plus a warrant to purchase five additional shares of Common Stock and a price of $0.25 per share of Common Stock (the "Warrant" or "Warrants"). Subject to Subsection 4.5.4(b), the right to convert the Series A Preferred into Common Stock and related Warrant shall expire on the later of April 20, 2006 or 30 days after the effective date of a registration statement on Form SB-2 (or other applicable form) filed with the U.S. Securities and Exchange Commission ("SEC") that entitles the holder of the Series A Preferred to sell the Common Stock issuable upon conversion of the Series A Preferred into Common Stock and to sell the Common Stock issuable upon exercise of the Warrant to the public (the "Registered Offering"). Subject to Subsection 4.5.4(b), the right to exercise the Warrant shall expire two years after the date the Series A Preferred is converted.

Upon conversion, all declared and unpaid dividends on Series A Preferred shall be paid either in cash or in shares of Common Stock of the Corporation, at the election of the Company, wherein the shares of Common Stock shall be valued at the fair market value at the time of such conversion, as determined by the Board of Directors of the Corporation.

(b) Automatic Conversion/Warrant Exercise. Each share of Series A Preferred shall automatically be converted into shares of Common Stock and Warrants the 30th day after the effective date of the Registered Offering (as defined in the preceding subsection). Each holder of Series A Preferred so converted into Common Stock and Warrant shall exercise such Warrant in accord with its terms.

(c) Mechanics of Conversion. No fractional shares of Common Stock or Warrants to acquire fractional shares of Common Stock shall be issued upon conversion of Series A

Preferred. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock (in the case of the Warrants, net of the exercise price for such fractional share) as determined by the Board of Directors of the Corporation. Before any holder of Series A Preferred shall be entitled to receive certificates for Common Stock and/or Warrants as a result of a conversion of Series A Preferred, the holder shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred, and shall give written notice to the Corporation at such office that he elects to convert the same; *provided, however,* that in the event of an automatic conversion pursuant to Section 4.5.4(b), the outstanding shares of Series A Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and provided further that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Series A Preferred are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver at such office to such holder of Series A Preferred, a certificate or certificates for the number of shares of Common Stock and Warrant(s) to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred to be converted or, in the case of automatic conversion, 30 days after the effective date of the Registered Offering or the effective date of such vote or written consent, and the person or persons entitled to receive the shares of Common Stock and Warrants issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock and Warrants on such date.

(d) Adjustments to Conversion Amount.

(i) Adjustments for Subdivisions, Combinations, Consolidations or Stock Dividends. In the event that the outstanding shares of Common Stock shall be subdivided (by stock split or otherwise), into a greater number of shares of Common Stock, or shares of Common Stock shall have been issued by stock dividend, the Conversion Amount for the Series A Preferred (including related Warrants) then in effect shall, concurrently with the effectiveness of such subdivision or stock dividend, be proportionately increased. In the event the outstanding shares of Common Stock shall be combined or consolidated by reclassification or otherwise, into a lesser number of shares of Common Stock, the Conversion Amount for the Series A Preferred then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased.

(ii) Adjustments for Other Distributions. In the event that the Corporation at any time or from time to time makes or fixes a record date for the determination of holders of Common Stock entitled to receive any distribution payable in securities of the Corporation other than shares of Common Stock and other than as otherwise adjusted pursuant to this Section 4.5.4, then, and in each such event, provision shall be made so that the holders of Series A Preferred shall receive upon conversion thereof, in addition to the number of shares of Common Stock and Warrants to acquire an additional number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation that they would have received had their Series A Preferred been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 4 with respect to the rights of the holders of Series A Preferred.

(iii) Adjustments for Reclassification, Exchange and Substitution. If the Common Stock issuable upon conversion of Series A Preferred shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), the Conversion Amount for Series A Preferred (including related Warrants) shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that Series A Preferred shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of Series A Preferred and exercise of the related Warrants immediately before that change.

(iv) Reorganization, Merger, Consolidation, or Sale of Assets. Subject to Subsection 4.5.3(c) hereof, if at any time or from time to time there shall be a capital reorganization of Common Stock (other than a subdivision, combination, reclassification, or exchange of shares provided for elsewhere in this Section 4.5.4) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of Series A Preferred shall thereafter be entitled to receive upon conversion of Series A Preferred, the number of shares of stock or other securities or property of the Corporation (including cash), or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of Common Stock (and related Warrants) deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series A Preferred after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 4.5.4 (including adjustment of the Conversion Amount of Series A Preferred then in effect) shall be applicable after that event as nearly equivalent as may be practicable.

(e) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any recapitalization, transfer of assets, consolidation, merger, dissolution, issuance or sale of securities, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such actions as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Series A Preferred against impairment.

(f) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Amount of Series A Preferred pursuant to this Section, the Corporation at is expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred, furnish or cause to be furnished to such holder a like certificate setting forth: (i) such adjustments and readjustments, (ii) the Conversion Amount in effect at the time for such holder's Series A Preferred, and (iii) the number of shares of Common Stock and Warrants and the amount, if any, of other property which at the time would be received upon the conversion of the Series A Preferred.

(g) Notices of Record Date. In the event that the Corporation shall propose at any time:

(i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to offer for subscription pro rata to the holders of any class or series of its stock, any additional shares of stock of any class or series or other rights;

(iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iv) to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up; then, in connection with each such event, the Corporation shall send to the holders of the Series A Preferred:

1) at least 10 days' prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (iii) and (iv) above; and

2) in the case of the matters referred to in (iii) and (iv) above, at least 10 days' prior written notice of the date when the same shall take place (and specifying the

date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

Each such written notice shall be delivered personally or given by first class mail, postage prepaid, addressed to the holders of Series A Preferred at the address for each such holder as shown on the books of the Corporation.

Section 4.5.5. Voting Rights

Except as otherwise required by law, each holder of shares of Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred (exclusive of Common Stock that may be acquired upon exercise of related Warrants) could be converted pursuant to Section 4 (i.e. initially, 5 shares of Common Stock per share or Series A Preferred), and shall have voting rights equal to the voting rights and powers of Common Stock and shall be entitled to notice of any meetings of shareholders in accordance with the bylaws of the Corporation (the "Bylaws"). Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series A Preferred held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held by each such holder.

Section 4.5.6. Residual Rights

All rights accruing to the shares of the Corporation not expressly provided for to the contrary herein shall be vested in the Common Stock.

Daniel B. Hunter, Director
Encore Clean Energy, Inc.

August 24/05
Date

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "ENCORE CLEAN ENERGY, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF AUGUST, A.D. 2005, AT 11:30 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3524165 8100

050702306

AUTHENTICATION: 4119029

DATE: 08-26-05